Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 6, 2021

Enhanced Combined Network for Our Customers INVESTOR PRESENTATION May 2021

Forward-Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This presentation relates to a proposal which CN has made for an acquisition of Kansas City Southern. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable. Non-GAAP Measures This presentation also includes certain forward looking non GAAP measures (Adjusted Diluted EPS). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion. All amounts in this presentation are expressed in United States dollars, unless otherwise noted. All references to the “Company” are to CN. 3

CN+KCS is a Winning Combination Creates the premier USMCA rail network for the 21st Connected Continent century Enhancing value proposition, service offerings and Better Together customer choices High confidence in our previous estimate of US$1B in Reaffirmed Estimates (1) EBITDA synergies Early discussions with KCS have helped identify Constructive Discussions additional opportunities beyond initial assessment (1) Management preliminary estimates based on public information. 4

A CN+KCS Combination Will Create the North American Railway for the 21st Century Introduces new access points and interchange options Preserving access to all existing gateways to enhance route choice More options and greater choice allow customers to optimize freight ROI Multiple new North / South routing options offer unmatched network resiliency Planned infrastructure investments in key communities across the new network, including IL, MO, MI, LA, and TX 5

We Have Led the Sector in Growth Over the Past Two Decades While Continuing to Improve OR Share Price Performance Since 2000 220 PSR Implementation (2001-2010) Intermodal growth (2010-2019) Tech. Investments (2019-Today) 200 • First railway to implement PSR successfully • Partnerships with ports on the Pacific, Atlantic and Gulf coasts to capitalize on shifting global trade patterns • Investments in automation such as autonomous track inspection and automated train inspection to drive next leg of operational efficiency and EPS growth in the next decade • Optimizing network efficiency and advancing safety and fuel efficiency 180 Performance metric 2001-2010 2010-2019 160 Intermodal CAGR +6% +10% 140 ) $ Intermodal % of total revenue +185bps +639bps Adjusted OR improvement (1) +310bps +370bps (USD 120 Revenue CAGR +4% +7% Price 100 Adjusted Diluted EPS (2) CAGR +11% +12% Share 80 60 +2,337% 40 from 2000—Today 20 0 2000 2010 2019 Today Source: FactSet (1) 2010 adjusted OR reflects adjustment for pension accounting reclassification. (2) Please see the heading Non-GAAP measures in this presentation. 6

Creating the Best-in-class 21st Century USMCA Intermodal Service

- Single line
- Single operator
- Fluid border crossings
- One-stop customer service



Edmonton
From Mexico City
4,001 miles
Calgary
From Mexico City
4,216 miles
Rainier
border crossing
From Mexico City
3,183 miles
Montreal
Sarnia
border crossing
Toronto
Chicago
From Mexico City
2,360 miles
Detroit
From Mexico City
2,626 miles
From Mexico City
2,833 miles
Memphis
Examples of commodities:
Autoparts
Processed foods
Electronics
Machinery
Appliances
Frozen french fries & protein
Furniture
Home Goods
Laredo
border crossing
Monterrey
San Luis Potosi
Mexico City

Targeting US$6B of incremental potential truck intermodal opportunity (1)

(1) US$6B is a part of previously announced total additional addressable market opportunity of US$8B.

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Connecting the U.S. Industrial Core with the World via End-to-End Three Coast Network • More port options for middle America U.S. cities to connect with international markets • Multiple options and 4 2 more capacity for trade Connects to the Connects to the coast of Vancouver coast of Montreal and Prince Rupert and Halifax • Example: Kansas City 1 Connects to the importers/exporters can coast of New now reach 3 coasts + 6 Orleans and Mobile ports Connects to the coast of Lazaro Cardenas and 3 Veracruz 8

CN-KCS Export Matchback Opportunities • Working closely to “match” ocean carriers with North America producers to load empty import containers with export products Examples of • Helping exports with commodities: Autoparts Protein – favorable return Poultry & economics Grain Beef Lentils Plastic Resins • Access to container transload facilities throughout our network to facilitate exports 9

Offering Competitive Single-Line Service for Carload Customers • Customers with multiple rail carrier routings would now have access to a competitive single-line service • Would provide a new option to other rail carriers US Midwest & Eastern Canada to/from TX/LA • Petroleum & chemical products US Midwest to/from Kansas City region Forest Products Grain • Cereal grains, fertilizers, and other grain products Western Canada to/from Kansas City and TX/LA Forest • Forest products – Major shippers of lumber Products and OSB to one of the largest U.S. markets Quebec to TX/Mexico • Aluminum from Quebec—With the USMCA agreement moving more supply to North America, Quebec low-cost aluminum is uniquely positioned to supply the biggest growth market in Mexico Targeting US$2B of incremental potential rail opportunity (1) (1) US$2B is a part of previously announced total additional addressable market opportunity of US$8B. 10

Creating a Stronger Combined Grain Franchise

CN

Enhanced Optionality for Grain Shippers and Processors

- KCS is destination heavy (especially Mexico) but lacks the grain origination network – CN is origination heavy (IL, IA, WI) – perfect match
- KCS- and CN-served feed mills in the southern US (MS, AR, LA, OK, AL, TX) tap into more competitive single linehaul origination network for corn and soybean meal
- Direct access for KCS grain/grain product shippers to multiple CN-served Gulf Coast export terminals along with direct access for CN shippers to Texas Gulf export facilities
- KCS shipper access to multiple additional CN-served barge loading facilities along the River network; multiple routing options to support grain shipments into the St. Louis barge market
- Bringing CN's approach to containerized export grain represents incremental opportunity for the KCS origination base


Minneapolis/St. Paul
Sioux City
Omaha
Chicago
Kansas City
East St. Louis
Memphis
Jackson
Shreveport
Baton Rouge
Mobile
Beaumont
Port Arthur
New Orleans
Houston
Laredo
Corpus Christi
Monterrey
Brownsville
Matamoros
San Luis Potosi
Aguascalientes
Queretaro
Guadalajara
Mexico City
Veracruz
Lázaro Cárdenas
CN
KCS
KCS Trackage Rights
KCSM Haulage Rights
KCS Shortlines
Mississippi River
Grain Barge Loading Facilities
CN-KCS Feedmill Market

Combined CN-KCS grain revenue opportunities estimated to be US$130-230M annually [(1)]

(1) US$130-230M is a part of previously announced total additional addressable market opportunity of US$8B.

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Better Together – For the Benefit of Customers, Communities and Shareholders Better Bid Higher premium, more upfront cash, and lower execution risk Better Partner + Better Railway More (ESG-driven) Safer, Faster, Cleaner, synergies KCS Stronger The Best Solution 12